March 6, 2025

Christopher Hall
Chief Executive Officer
Personalis, Inc.
6600 Dumbarton Circle
Fremont, California, 94555

       Re: Personalis, Inc.
           Registration Statement on Form S-3
           Filed February 27, 2025
           File No. 333-285379
Dear Christopher Hall:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Asa M. Henin, Esq.